Jerry A. Felts

Chief Financial Officer

July 8, 2011

VIA EDGAR

Mr. Gregory Dundas

Senior Counsel

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Bank of Granite Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 31, 2011

File No. 000-15956

Dear Mr. Dundas:

I am writing regarding the comment letter we received from the Division of Corporation Finance dated June 23, 2011, which contains comments on the filing referenced above. Your letter requested that we respond within ten business days or tell you when we will provide a response. In a telephone conversation with Erin M. Purnell, Bank of Granite Corporation requested an extension of time from the original deadline set forth in your letter to provide our responses to your comments. Ms. Purnell granted an extension of time to July 11, 2011.

Thank you for your assistance and cooperation.

Sincerely,

/s/ Jerry A. Felts
Jerry A. Felts
Chief Operating Officer and Chief Financial Officer

23 North Main Street	Phone 828.322.5343
P.O. Box 128	Facsimile 828.324.4217
Granite Falls, NC 28630	jfelts@bankofgranite.com